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                                  UNITED STATES                  SEC FILE NUMBER
                        SECURITIES AND EXCHANGE COMMISSION         000-29204
                              WASHINGTON, D.C. 20549              CUSIP NUMBER
                                                                    37944W100
                                   FORM 12B-25                   ---------------
                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
            |X| Form 10-Q and Form 10-QSB |_| Form N-SAR


                  For Period Ended: September 30, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________

  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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PART I - REGISTRANT INFORMATION

Global Matrechs, Inc.
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Full Name of Registrant


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Former Name if Applicable

90 Grove Street, Suite 201
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Address of Principal Executive Office (STREET AND NUMBER)

Ridgefield, Connecticut 06877
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   |X|    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR,
                or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth
                calendar day following the prescribed due date; and
   |_|    (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)


     The Registrant is unable to file its Form 10-QSB for the quarter ended September 30, 2005 in the prescribed time period without unreasonable effort and expense due to delays experienced in connection with the review of its financial statements.

     The Registrant currently expects that its Form 10-QSB for the fiscal quarter ended September 30, 2005 will be filed within 5 calendar days following the prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael Sheppard                203                         431-6665
         (Name)                  (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant expects to report an increase in net sales from $0 in the quarter ended September 30, 2004 to $229,647 in the quarter ended September 30, 2005 and an increase in net sales from $620 in the nine months ended September 30, 2004 to $867,161 in the nine months ended September 30, 2005. The increases were primarily due to sales by the Registrants commercial lighting subsidiary, a business that was acquired on December 31, 2004.



                                    Global Matrechs, Inc.
                                    ----------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                    By: /s/ Michael Sheppard
      ---------------------                    ------------------------------
                                               Michael Sheppard, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.